Exhibit 99.2

WISeKey

Registration and Authorization Form
Annual General Meeting of
WISeKey International Holding Ltd

P.P. CH-4601 Olten | **A-PRIORITY** DIE POST

Monday, June 29, 2026 at 2:00 p.m. CEST
Homburger AG
Hardstrasse 201
8005 Zurich
Admittance: 1:30 p.m. CEST

Number of shares: *500*

362/DE/12
AACOW1

Registration (admission cards will be sent starting from June 24, 2026)

☐ I hereby register to attend the Annual General Meeting and ask you to issue an admission card, together with the voting material, in my name.

I hereby authorize that, at the Annual General Meeting, my shares (as well as any further shares registered in my name before the closing of the share register) be represented at the Annual General Meeting and the voting rights attached to my shares be exercised by:

12 ☐ the **Independent Proxy**, Anwaltskanzlei Keller AG, Splügenstrasse 8, CH-8002 Zurich, Switzerland.

To the extent that I do not mark boxes (see overleaf), thereby giving specific instructions, I instruct the Independent Proxy, by signing this form, to exercise my voting rights in favor of the proposals of the Board of Directors for all agenda items as well as any modified agenda items, proposals or other matters on which voting is permissible under Swiss law and which are properly presented at the Annual General Meeting.

The Board of Directors recommends a vote in favor of all agenda items and proposals.

☐ **a third party as representative.**
If you tick this box, you will be provided with the admission card and a proxy. To authorize the third party as a representative, you are asked to fill in the admission card and the proxy, to sign both documents and to hand them over to the third party representative.

Instead of using this form you may authorize and give your instructions to the Independent Proxy until June 24, 2026 electronically, by accessing the website **www.gvote.ch** and then following the guidance displayed on your computer screen. Your personal access data for registration are:

Electronic issuance of power of attorney

Internet:	**www.gvote.ch**
Username:	
Password:	

Please send this form to Computershare Switzerland Ltd, WISeKey International Holding Ltd, Postfach, 4601 Olten, Switzerland, using the enclosed envelope. The completed form must be received no later than on June 24, 2026.

Date: ________________________ Signature: _________________________________

Voting Instructions to the Independent Proxy In favor Against Abstention Item 1 Approval of the Annual Report 2025 of WISeKey International Holding Ltd, Including the Audited Consolidated Financial Statements for Fiscal Year 2025 and the Audited Statutory Financial Statements for Fiscal Year 2025 Item 2 Discharge of the Members of the Board of Directors and the Executive Management from Liability for Activities During Fiscal Year 2025 Item 3 Appropriation of Accumulated Loss for Fiscal Year 2025 Item 4 Re-election of 7 Members of the Board of Directors and Election of 1 New Member of the Board of Directors, all for a Term Extending Until Completion of the Next Annual General Meeting 4.1 Re-election of Carlos Moreira 4.2 Re-election of John O'Hara 4.3 Re-election of Peter Ward 4.4 Re-election of Philippe Doubre 4.5 Re-election of David Fergusson 4.6 Re-election of Jean-Philippe Ladisa 4.7 Re-election of Philippe Monnier In addition, the Board of Directors proposes the election of Andrew Forson as a new member of the Board of Directors for a term extending until completion of the next Annual General Meeting 4.8 Election of Andrew Forson Item 5 Re-election of the Chairman of the Board of Directors for a Term Extending Until Completion of the Next Annual General Meeting Item 6 Re-election of Three Members of the Nomination & Compensation Committee, Each for a Term Extending Until Completion of the Next Annual General Meeting 6.1 Re-election of David Fergusson 6.2 Re-election of Jean-Philippe Ladisa 6.3 Re-election of Philippe Doubre Item 7 Re-election of BDO SA, Vernier, as the Company's Auditor for a Further One-Year Term Item 8 Re-election of the Independent Proxy for a Term Extending Until Completion of the Next Annual General Meeting Item 9 Advisory Vote on the Company's Compensation Report for Fiscal Year 2025 Item 10 Vote on the Compensation of the Board of Directors and the Executive Management Item 10.1 Ratification of the Maximum Aggregate Amount of Compensation of the Board of Directors for the Period Between the 2026 Annual General Meeting and the 2027 Annual General Meeting Item 10.2 Ratification of the Maximum Aggregate Amount of Compensation of the Executive Management for Fiscal Year 2027 Item 10.3 Ratification of Increase in the Max Aggregate Amount of Compensation for the Executive Management for Fiscal Year 2026 Item 10.4 Ratification of Additional Compensation of CHF 1,530,301 to be Granted to the Executive Management in the Form of Options Relating to SEALSQ Ordinary Shares for Fiscal Year 2025 With regard to any modified agenda items, proposals or other matters for which voting is permissible under Swiss law and which are properly presented at the Annual General Meeting, I hereby authorize the Independent Proxy to proceed as follows: to vote in favor of any proposal of the Board of Directors to vote against any proposal to abstain